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                    AMERICAN CAPITAL ACCESS HOLDINGS LIMITED
                                44 Church Street
                             Hamilton HM 12, Bermuda




July 23, 2004


VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549


         Re:     American Capital Access Holdings Limited
                 Registration Statement on Form S-1 (File No. 333-112828) Application for Withdrawal

Ladies and Gentlemen:

         In accordance with Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), American Capital Access Holdings Limited (the "Company"), hereby requests withdrawal of its Registration Statement on Form S-1, together with all exhibits and amendments thereto (the "Registration Statement") (File No. 333-112828), originally filed with the Securities and Exchange Commission (the "Commission") on February 13, 2004, and amended on March 15, 2004 and April 8, 2004. The Registration Statement was not declared effective by the Commission, and no securities were sold pursuant to the Registration Statement.

         The Registration Statement is being withdrawn on the grounds that the Company no longer has a current need to raise additional capital in the public markets. The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

         The Company requests in accordance with Rule 457(p) promulgated under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

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Securities and Exchange Commission
July 23, 2004
Page 2


         Please forward a copy of the Order Withdrawing the Registration Statement to the undersigned via facsimile at (212) 375-2302 as soon as it is available. If you have any questions with respect to this request, please call Christine M. Pallares of the law firm of Hogan & Hartson L.L.P. at (212) 918-3502.

                                       Sincerely,

                                       American Capital Access Holdings Limited


                                       /s/ ALAN ROSEMAN
                                       -----------------------------------------
                                       Alan Roseman
                                       Chief Executive Officer


cc: Christine M. Pallares
    Hogan & Hartson L.L.P.